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Follow-Up Materials

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REGISTRANT'S NAME Wrightson Ltd

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THOMSON FINANCIAL

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FILE NO. 82- 3646 FISCAL YEAR 6-30-03

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DAT: 10/8/03



Annual Report

Wrightson



Table of Contents

[illegible] Otamatea Station, near Taupo, has been leased by Wrightson to support its livestock export business

Net profit after tax of $18.5 million ($21.2 million last year)

8 cents per share final dividend, giving 11.5 cents for the full year (same as last year)

Positive Economic Value Added of $2.4 million

No term debt

Dividend

On 30 September 2003 Wrightson will pay a year-end dividend of 8 cents per ordinary share held by shareholders on the register as at the close of business on 12 September 2003. This gives a full year dividend of 11.5 cents.

Calendar

Annual Meeting: 10 October 2003

Half-year earnings announcement: February 2004

Year-end earnings announcement: August 2004

Annual Meeting Information

The Wrightson Annual Meeting will be held in the Ilott Theatre, Wellington Town Hall, Wellington, at 2pm on Friday 10 October 2003.

John Palmer
Chairman

Allan Freeth
Managing Director

20 August 2003



The quiet reshaping of Wrightson from an old style stock and station agency into a modern agribusiness is making solid progress, using strategies that add value to agriculture, differentiate us from our competitors, and position us for improved earnings over the long term.

Results for the year ended 30 June 2003 were satisfactory, although down from the previous year when the rural sector was exceptionally buoyant. Earnings before interest and tax (EBIT) for 2002/3 were $26 million, compared with $31.7 million the previous year, while net profit after tax (NPAT) declined from $21.2 million to $18.5 million.

The year saw a reversal in strong commodity prices and low exchange rates, as well as particularly volatile weather in the spring of 2002 and the autumn drought in some regions, both of which disrupted production in parts of New Zealand. Reduced livestock values and a contraction in rural spending impacted on Wrightson's results for 2002/3, but underlying performance was sound – a pleasing reflection of our focus on reducing exposure to commodity and exchange rate cycles, producing more sustainable earnings, and leveraging more value from our intellectual property (IP).

After expenditure of $4.2 million (pre-tax) on strategic and restructuring initiatives, and a $0.7 million share of the equity accounted loss from the Genesis Research and Development Corporation Limited investment, the New Zealand operation's net profit after tax was $14.9 million compared with $17.9 million last year.

Wrightson is required to equity account the Genesis loss because it is in a position of significant influence in relation to Genesis. Its 15.4 per cent shareholding makes it Genesis's single largest shareholder, and it is the holder of two Genesis board seats.

The strategic and restructuring expenditure included improving the company's IT infrastructure, investigating opportunities to achieve scale in various businesses, investing in biotechnology and climate change research, and building scale and developing new products in the Solutions business.

The Australian after-tax profit was $3.6 million, up from $3.3 million last year.

While down from $7 million last year, the Group's Economic Value Added (EVA) of $2.4 million (unaudited) was still pleasing, given the slide in sector conditions. Cash flows from operating activities were very strong at $32.7 million for the year, compared with $25.4 million last year. Wrightson retains a very conservatively geared balance sheet, and is well positioned to maintain a high dividend payout ratio and to consider growth opportunities in support of its Solutions and commodity cost leadership strategies.

The Directors are pleased to declare a final dividend of 8 cents per share, giving a full year, fully imputed dividend of 11.5 cents. This is the same as last year. The full year dividend represents 84 per cent of NPAT, which is above the Board policy of paying dividends that are 60 to 80 per cent of NPAT.

During the year, we made further progress across five areas of strategy:

Solutions: Development work continued on new Solutions to help clients improve productivity and profitability. Existing Solutions stimulated revenue growth in the year.

Business initiatives: We implemented various initiatives aimed at strengthening our commodity-type businesses such as Livestock and Rural Supplies, as well as initiatives to develop those businesses that offer growth potential in terms of margins or leveraging our IP, such as Seeds, Finance and our business in Uruguay.

Cost reductions: Total operating expenses were reduced $4 million by tight management of costs throughout the Group. This is especially important where our business is most exposed to the effects of commodity price cycles.

Biotechnology: Our partnership with Genesis Research and Development Corporation Limited was extended through the acquisition of a strategic 15.4 per cent shareholding


EBIT
Earnings before interest and tax
$ Millions
-9.1
13.1
20.7
31.7
26
1998/99
1999/00
2000/01
2001/02
2002/03


NPAT
Net profit after tax
Earnings Per Share (cents)
$ Millions
-9.3
7.5
10.7
21.2
18.5
1998/99
1999/00
2000/01
2001/02
2002/03


Economic Value Added
(Unaudited)
$ Millions
-15.8
-4.3
2.7
7
2.4
1998/99
1999/00
2000/01
2001/02
2002/03


Cash Flows From Operations
$ Millions
15.4
9.3
14.0
25.4
32.7
1998/99
1999/00
2000/01
2001/02
2002/03


Dividend Per Share (cents)
Cents
1998/99
1999/00
2000/01
2001/02
2002/03

in that company. This shareholding strengthens our ability to secure value from new biotechnologies.

Industry leadership: We took a lead on issues critical to New Zealand agriculture, including the debates on genetic technology and global warming, the need for collaboration in research and development (R&D), and the need for industry restructuring in the strong wool sector.

Some time ago Wrightson signalled that it was not content to simply ride the commodity cycles, and the Company is making progress with its two-pronged strategy of commodity business leadership and Solutions development. The transition is evident in many areas of our business.

Solutions

The Solutions strategy is now embedded in Wrightson operations, with new ideas being developed in many areas (see page 13).

During 2002/3, we saw continued take-up of our On-farm Solutions such as Whole Crop Silage, Integrated Farm Solution, and Elite Grazing. Growth in demand for Industry Solutions such as Integrated Fibre Management and Integrated Livestock Management demonstrates the advantages of taking a new approach to traditional commodity-based businesses.

We put more resources behind our Solutions strategy, including the transfer of former Agriculture New Zealand on-farm consultants to our Solutions team – a move designed to build scale and capture intellectual property.

New Solutions are being developed as opportunities are identified to boost clients' productivity and profitability, and to reflect the readiness of farmers, processors and others to adopt new ways of doing business.

Solutions revenues within each business are set to grow over time as various Solutions become embedded as a normal part of the business.

Seeds

The Seeds business performed well on the strength of Wrightson proprietary varieties in New Zealand, Australia, and internationally. This is a business with attractive margins that offers further growth potential based on increasing recognition by farmers of the value of our proprietary seed for improving stock performance, and the strong market position of our Animal Friendly™ brand (see page 14).

The New Zealand business performed strongly, despite some product shortages due to the poor 2002 harvest. Developments included the opening of a new $1.5 million seed coating plant in Christchurch. Its new technology improves productivity in our seed coating operation, leverages the substantial IP we have around seed coating technology, and enables more product innovation.

The Australian seeds business improved its profit in 2002/3 despite drought impacts on supply.

Our patience with our business in Uruguay is paying off, with Wrightson PAS making a positive EBIT contribution of $0.2 million in 2002/3, compared with a loss of $0.3 million last year. This business gives us a valuable foothold in a large, developing pastoral sector, with a climate very similar to New Zealand's. Wrightson PAS is now positioned as the leading forage seed company in Uruguay, and the value of our proprietary seeds has been recognised by Conaprole, Uruguay's largest dairy company, which has entered an exclusive five-year seed supply contract with Wrightson PAS.

Agri-feeds, our other animal nutrition business, continued to perform well as it expanded supply in the South Island, and cemented its position as the leading national animal feed supplements company.

Rural Supplies

Rural Supplies sales and earnings declined as a result of a combination of factors. Sector-wide, rural expenditure slowed from its buoyant levels in 2001/2, with contraction in volumes most noticeable in animal health products, agricultural chemicals and fertiliser. In addition, margins came under some pressure, and the benefits from our logistics management project were not realised.

We made further progress with the implementation of the logistics project, however we underestimated the challenges and complexities involved with this project, with resulting delays in its full implementation. The project is back on track and we are confident that the new processes for management of this supply chain will deliver all the expected benefits over time.

The next 12 months will see a strong focus on regaining lost ground in our Rural Supplies business.

Livestock

Livestock results were impacted by falling cattle and sheep values. The average value of sheep handled by Wrightson declined 14 per cent, with beef cattle down 23 per cent and dairy cattle values down 31 per cent. The Integrated Livestock Management Solution (ILM), which contracts lambs for supply to meat processors, was a profitable and expanding part of the Livestock business. This Solution delivers a stable revenue stream to clients and to Wrightson, in an otherwise volatile livestock marketplace.

In early 2002, Wrightson took successful steps to manage the exposure of its Livestock business to declining commodity values and exchange rate movements. The Group partially hedged the downturn in commission revenue through a series of foreign exchange options that resulted in a $2.9 million pre-tax gain.

We continued to pursue valuable opportunities for the export of breeding herds to markets ranging from South America to China. In support of this strategy, Wrightson leased the 1,800 hectare Otamatea Station, near Taupo, for finishing and quarantining of dairy cattle.

This initiative enables us to increase significantly the number of animals we export, optimise the use of Wrightson proprietary pasture grasses and have more control over the dairy heifer supply chain (see page 10).

Wool

Results in the Wool business improved in 2002/3, although there was limited progress on fundamental issues still unresolved in this sector. Our Integrated Fibre Management (IFM) Solution continued to grow, now accounting for approximately 12 per cent of all strong wool types handled by Wrightson. We foresee continued growth in IFM as a valuable option for growers to diversify their channels to market and spread pricing risks.

During the year, Wrightson continued to lead efforts for sector-wide reform in the marketing and supply of strong wools. We are very disappointed that other industry players failed to support proposals for the formation of a vertically integrated wool marketing business. The OneWool model seems unlikely to succeed, which means the loss of a major opportunity for growers, processors and intermediaries to benefit from efficient management of supply chains in this sector. The New Zealand Merino Company Limited, which was formed in 2001 and in which Wrightson has a 35 per cent shareholding, has demonstrated the value in this supply chain model.

We continue to talk with other wool industry players about opportunities to reduce costs across the industry and provide better service to growers. Wrightson's cost structures are favourable after rationalisation of wool infrastructure in past years, but we continue to seek further gains.

Financial Services

Financial Services is a profitable, growing business with lending of more than $9 million at 30 June 2003.

We are currently talking with Rabobank on possible arrangements beyond our alliance that expires in

November 2003. Currently, this alliance restricts our lending to short-term finance products.

Finance is a powerful customer attraction and retention tool, and is part of the Wrightson bundle that will feature in many of our Solutions. We see Financial Services as a significant growth opportunity for Wrightson into the future and we intend to introduce a wider range of financial products and services when the alliance ends (see page 11).

Real Estate and Insurance

Real Estate performed well as markets remained buoyant, most notably with a continued rise in dairy property values. Wrightson confirmed its position as the market leader in rural real estate nationwide during 2002/3, which was a record year for turnover in this business. Insurance broking also had a strong year although conditions were generally very difficult in the insurance sector.

These two Wrightson businesses are well structured, managed and positioned in their key markets.

Research and Biotechnology

We are actively seeking opportunities to build Wrightson's role in biotechnology and to leverage the substantial investment made in our forage grass R&D since the mid-1970s. The strategy was advanced by our $5.3 million investment in Genesis Research and Development Corporation Limited (March 2003), with Genesis's capabilities in gene science complementing Wrightson's strengths in plant breeding.

The Wrightson/Genesis working relationship since 2000 has been excellent, and has focused mainly around research on the genetic systems in our pasture varieties and on methods of protecting our intellectual property. The Genesis shareholding positions Wrightson to secure more value from these assets and to participate in biotechnology projects that, over time, support our Solutions strategy.

We view the current climate around genetically modified organisms (GMOs) in New Zealand with concern, and also see a disturbing lack of analysis of the impact on agriculture from ratification of the Kyoto Protocol. These issues have grave implications for New Zealand agriculture, in terms of the potential for competitor countries to overtake our leadership in pastoral farming and other agricultural activities.

Despite the best attempts of the policymakers, the political risks and regulatory costs associated with realising a return on our investment in biotechnology in this country looks uncertain. We are determined to find an environment in which we can realise the huge potential offered by biotechnology and capture value from our globally competitive IP, and if we have to look beyond New Zealand's shores to do it, we will.

R&D, and the uptake of new knowledge and practices, have always been critical value drivers in agriculture, horticulture and forestry. Indeed, they have been critical to New Zealand's economic success. If we are to maximise the value of production and exports into the future, this country needs sound R&D and sustained innovation in agriculture. But the prospects are receding because too much current R&D effort is fragmented, uncoordinated and in some cases, duplicated. There are few incentives for proper research in areas that can really deliver innovation and not enough collaboration to effectively use the limited resources available to New Zealand.

Wrightson is committed to playing its role in encouraging greater collaboration and focus on sound R&D in the longer-term interests of everyone in agriculture.

Governance

The issue of public company governance continues to receive considerable attention. As part of Wrightson's governance, your Board has been focused on ways of maintaining the momentum of improving financial performance, growth in shareholder returns, and more effective utilisation of Company capital.

Traditionally, our risk profile has tended to relate to commodity cycles. As we pursue our two-pronged strategy of commodity cost leadership and Solutions development, we are shifting away from our current conservative risk profile towards risks that go hand in hand with new investment strategies. Be reassured, we are not talking about a fundamental change in business direction, but the pursuit of strategies that have been well researched and approached with the highest levels of governance and management discipline.

These strategies will focus on building our business in areas where we can differentiate ourself from our competitors, and where we can utilise our understanding of agriculture-related science, our IP, and our ability to add value to farmer and processor clients' businesses.

Outlook

In reviewing 2002/3, we see that Wrightson is in fundamentally sound shape. Good management disciplines are in place throughout the business, the balance sheet remains very strong with capacity for new investments as the right opportunities arise, there is a focus on those businesses, such as Rural Supplies, that require attention, and we have a solid base from which to grow the Group's earnings.

As farmers become more discerning and more demanding, New Zealand agriculture is moving beyond traditional commodity production into new business models and new, more valuable products. Wrightson is at the heart of that transition. We are leading the way with business initiatives related to our more traditional areas of business, as well as our Solutions strategy and commitment to biotechnology R&D.

To improve earnings over the long term, the Group will have to grow in scale, develop in new areas, and make more effective use of shareholders' funds. While New Zealand farmers will always be at the core of our business, we also need greater offshore scale to get better leverage from our world-leading products and IP.

We will be increasing our exposure in those areas that deliver a combination of good margins, value to clients, use of our proprietary products and IP, and better use of our capital.

You will see us grow in key business areas such as Seeds, Finance, and Agri-feeds. Commodity-type businesses, such as Livestock, will always be at the heart of our client interface, but they offer less sustainable growth potential.

Wrightson will always remain a 'people business', drawing on the strength of relationships between staff and clients. We thank all Wrightson people in New Zealand, Australia and Uruguay for their contributions in the latest year.

The Board also thanks Henry van der Heyden for his contribution as a Director, prior to stepping down from the Board due to his Fonterra commitments.

Looking ahead, the rural economy is expected to see a continuation of current conditions through 2003/4. Product prices and farm incomes may moderate further, but farm profitability is expected to remain well above the levels of the 1990s.

We look forward to another satisfactory year of performance with good progress in key strategy areas, and further progress with our transition from an essentially commodity-driven, transaction-based business to a customer-focused Solutions business with more sustainable earnings.

John Palmer
Chairman

Allan Freeth
Managing Director

20 August 2003

Jeffrey Grant
Director

Alison Paterson
Director

John Palmer
Chairman

David Brownrigg
Director

The Honourable
Ruth Richardson
Director

Paul Baines
Director

Allan Freeth
Managing Director



John Palmer
ONZM, BAgSc
Chairman

John Palmer has been a Director of Wrightson since 1997 and was elected as Chairman in 1998.

He is a member of the Board's Audit Committee and Remuneration and Appointments Committee.

Mr Palmer is also Chairman of Air New Zealand and Nelson Fruit Services Limited. He has an extensive background in the horticultural industry, particularly kiwifruit. He was the Chairman of the New Zealand Kiwifruit Marketing Board from 1992 to 1997 and inaugural Chairman of Zespri International Limited.

Mr Palmer is a member of the AMP New Zealand Advisory Board, and a Director of AMP Bank Limited, Genesis Research and Development Corporation Limited, Saxton Fruit Limited and Cold Storage Nelson Limited.

Mr Palmer has horticultural and farming interests at Brightwater, near Nelson. He is a Fellow of the Institute of Directors in New Zealand (Inc).

Allan Freeth
PhD, MBA (Dist), BSc (Hons)
Managing Director

Allan Freeth was appointed, as Managing Director, to the Wrightson Board in 2000.

Dr Freeth joined Wrightson in 1996 from Trust Bank New Zealand Limited, where he was General Manager of the Executive Office. Dr Freeth was originally appointed as General Manager, Wrightson Financial Services, then moved to the position of Group General Manager, Wrightson Rural. He was appointed Chief Executive of Wrightson in 1999.

Dr Freeth is a Director of The New Zealand Merino Company Limited and Genesis Research and Development Corporation Limited, and a Trustee of the Massey University Agricultural Research Fund.

Barry Brook
General Manager
International

Josie Swan
General Manager
Business Services

Maggie Robertson
General Manager
Organisational
Development

Stuart Cooper
General Manager
Southern Region

Simon White
Chief Financial Officer

Michael Ahie
General Manager
Solutions

Grant Higgins
General Manager
Northern Region

Richard Wakelin
General Manager
Wool and Livestock



Jeffrey Grant
Dip Ag

Jeffrey Grant has been a Director of Wrightson since 1997, and is a member of the Board's Remuneration and Appointments Committee. Mr Grant is the Chairman of the New Zealand Meat Board, to which he was elected as a producer-representative in 1994, and Tulip International Limited. He is a Director of several companies including Invest South Limited and Compact Advisory. In the period 1987-93 Mr Grant was the Member of Parliament for Awarua. He farms a sheep and deer property at Balfour, in Southland.

Alison Paterson
QSO, FCA

Alison Paterson has been a Director of Wrightson since 1993, and is a member of the Board's Audit Committee. (She was formerly the Chairperson of this Committee.)
Mrs Paterson is a company director based in Auckland. She is the Chairperson of Landcorp Farming Limited, the Governing Board of the Centre for Research, Excellence, Growth and Development – University of Auckland, and the Electricity Complaints Commission, and a Director of The Reserve Bank of New Zealand, Eldercare Limited and Metrowater Limited. She is a member of the Market Surveillance Panel.

Hon. Ruth Richardson
LLB (Hons)

Ruth Richardson has been a Director of Wrightson since 1995, and is Chairman of the Board's Remuneration and Appointments Committee. She is a former Minister of Finance in the New Zealand Government and is now primarily a professional director, as well as running her own business as an international consultant, specialising in strategic and economic policy advice. Miss Richardson is the Chairman of several companies including Jade Software Corporation Limited. She is also a Director of various organisations including Oyster Bay Marlborough Vineyards Limited, The Reserve Bank of New Zealand, The New Zealand Merino Company Limited and the Centre for Independent Studies.

David Brownrigg
MBA

David Brownrigg has been a Director of Wrightson since 1994, and is Chairman of the Board's Audit Committee. He is a joint owner and Director of Brownrigg Agriculture Limited, a farming business with extensive interests in Hawkes Bay.

Paul Baines
BCA, CA, MPP

Paul Baines has been a Director of Wrightson since 1993, and is a member of the Board's Remuneration and Appointments Committee. (He was formerly Chairperson of this Committee.) Mr Baines is a company director based in Wellington.
He is a Director of Fletcher Building Limited, The Reserve Bank of New Zealand, Telecom Corporation of New Zealand Limited, Gough Gough & Hamer Limited, Greenstone Fund Limited and Upstart Capital Limited.

Livestock Export: Properties acquired to support growth


OTAMATEA

Brian Richards
Otamatea Farm Manager

The Wrightson Livestock Export business is growing – and that means growing grass as well as livestock numbers shipped to Asian and South American markets. The Company has leased two properties on the Rangitaiki Plains, near Taupo, for conditioning and quarantining dairy animals in a much-expanded export operation.

The Company has taken over the 1,800 hectare Otamatea Station and neighbouring Tauhara Block (280 hectares) on a seven-year lease. This innovative move into farming positions Wrightson to develop substantial market opportunities while proving, yet again, the productivity value of Wrightson's proprietary pasture grasses.

"We're going to make these properties really hum," says Farm Manager Brian Richards, who joined Wrightson from a successful career as a Station Manager for Landcorp. "They'll have the space and feed to keep the various consignments in isolation while they are prepared for shipment – and to support exporting on a year-round basis."

A shipment of Friesian dairy heifers was conditioned and held in quarantine for the required 30 days at Otamatea prior to shipping via Napier Port to two South American countries in May 2003. A further five export shipments followed over a two-month period, including the Company's first consignment to China.

Fifty per cent of Otamatea Station was planted in Wrightson cultivars last spring and summer, with the re-grassing programme continuing annually as part of an extensive development plan for the two properties. Brian and his team will subdivide paddocks and put on more water. "We will have the potential to export up to 20,000 cattle per annum, as well as produce the hay needed for each shipment."

Wrightson is at the forefront in expanding markets worldwide for the sale of dairy cattle, and export numbers are expected to increase again this year. With Otamatea's capacity to hold and improve livestock, Wrightson has far greater flexibility to manage procurement and grazing costs.

Brian says the properties will also be used by other Wrightson businesses, including for Agriculture New Zealand Training programmes and Rural Supplies field days.

Chris Northmore and his team are in the process of rebuilding a solid Wrightson presence in seasonal and term lending. The Company had a long history of experience and success in financial services until selling the business to Rabobank in 1998. Consistent with the alliance formed with Rabobank, Wrightson began to re-enter the market in late 2001 through short-term lending to selected clients for specific projects.

At 30 June 2003 the Company had a $9.5 million portfolio of lending related to stock purchases and crop inputs. Rapid growth is expected as new finance products are rolled out from now on, including seasonal facilities and term loans. Credit facilities for Rural Supplies purchases will also be available, which will give Wrightson a competitive advantage in terms of allowing clients to pay for goods as their cash flow permits.

Financial services were always a profitable area of business for the Company, and the recent re-entry to the market is following the same pattern. "There's excellent demand from clients who appreciate the quality of service that Wrightson can provide, backed up by our understanding of their business," says Chris.

"Lending activities really help to facilitate the whole business relationship between clients and the Company," he says. "Having a close relationship also makes the Company very good at assessing and managing loan risks."

With no term debt on the Group balance sheet, Wrightson has readily funded its lending through existing bank facilities. In future, Chris says, the Financial Services subsidiary will take deposits and, in time, may offer debenture stock. It will also look to offer clients a range of innovative financial products that free-up cash flow and support their particular needs in livestock trading and other areas.



Chris Northmore
Group Manager Financial Services

Financial services represent a major, and obvious, growth opportunity. "It's a business we know and one that fits extremely well with all other elements of the Wrightson offer to clients."

Rural Service: The client's needs are still the core focus



Peter Stewart
Wrightson client

Chris Mears
District Manager

Great service from knowledgeable and dedicated professionals in rural servicing. That remains the core of Wrightson's business amid all of the changes that are occurring in agriculture.

The traditional focus on working with clients to meet challenges and capture opportunities is nowhere more important than in Mid-South Canterbury and North Otago – areas experiencing huge change in recent years. Farmers have diversified into new crops and adopted new technologies and ideas; dairy conversions have continued rapidly; and limitations on water resources and high country tenure have emerged as major issues.

"Our people help clients weigh up their options for land use and identify what will give the best returns, be it prime lambs, growing seed or whatever," says Chris Mears, District Manager. "Wrightson has always focused on understanding clients and meeting their needs. That's still absolutely fundamental.

"Farmers with good soil and water have a lot of options, and they are increasingly equipped with new ideas and production methods," says Chris. "Wrightson staff are very aware of the changes in agriculture, and they're always looking for opportunities for clients and the Company."

Representation in the District – stretching from the Rakaia River to south of Oamaru – includes experienced Livestock, Wool, Rural Supplies, Seed, Real Estate, Insurance and Forestry staff. They work out of seven Agricentres and co-operate in delivering the Wrightson bundle to clients.

Chris says dairy conversions, rising interest in Wrightson proprietary pasture cultivars and growth in vegetable production have been particularly good for business in recent years (the District also grows much of the Company's seed supply).

He says spending has tightened in 2003 and rural servicing is very competitive, but Wrightson is well placed for future growth opportunities. "We'll be there as clients look further at diversification, maximising the use of available water and the benefits of new production systems."

"Wrightson people have tremendous ideas for Solutions, often drawing on their field knowledge. Now we have the business disciplines in place to develop these ideas and drive the strategy forward," says Wendy Drew, Group Manager Solutions Sales and Development. "Rigorous analysis and testing is underway on potential initiatives in farm development, speciality lamb finishing, climate prediction and various other areas."

Obviously, not all bright ideas can become viable Solutions that create value for both clients and Wrightson. The new Solutions development process includes early vetting by an advisory board of senior managers, price modelling, product trials and launch planning. "The readiness of clients to take on a particular type of Solution is one important consideration," says Wendy.

Wrightson now has three experienced managers with special Solutions responsibilities in different regions. The past year has also seen farm consultants formerly under the Agriculture New Zealand banner move across to the Solutions Group, especially to drive sales of the Integrated Farm Solution (IFS). There has been continued take-up of other existing Solutions including Whole Crop Silage, Elite Grazing and Elite Pastures.

"Growth plans for IFS are well on track, with more than 60 clients now receiving customised consultancy and other inputs as part of their IFS package," says Wendy. "The consultants help work out an annual action plan designed for incremental gains in profitability over three to five years. All the way it is the client making decisions with additional knowledge and access to products and services provided by Wrightson."

With its capability in this area now strengthened, the Company will continue to enhance the IFS offering while developing other, complementary Solutions.



Wendy Drew
Group Manager Solutions Sales and Development

What more can Wrightson do to help clients grow profitability? The Solutions Strategy is all about delivering answers – or more precisely, the best answer for each client. Over the past year, Wrightson has strengthened its capability to develop new Solutions for taking on-farm productivity and profitability to higher levels.

Seeds: Capable people overcome supply issues



Beside the new $1.5 million seed coating plant.

Jim Grennell
Wrightson Seeds Export
Development Manager

Nick Dromgool
Operations and
Logistics Manager

Nature made the past year especially challenging for Wrightson Seeds, but performance was strong thanks to some highly effective work by its people. Solid progress continues in the marketing of Wrightson proprietary pasture and forage cultivars. But severe drought in eastern Australia and a bumper seed harvest in New Zealand put big pressure on the business in both countries.

"The Australian drought cut contracted seed supply for 2002/3 by a third relative to plan," says Chris Jones, Country Manager for Wrightson Seeds in Australia. "We mobilised to recover the situation through acquiring additional product from many diverse sources, both locally and from New Zealand. Our people really demonstrated their capabilities, knowledge of product and network of contacts." Their efforts enabled Wrightson Seeds in Australia to meet customer commitments and achieve an increase in financial results for the year.

In New Zealand, the excellent 2003 summer harvest delivered twice the supply available a year earlier. Wrightson geared up to handle the bulge and successfully moved large volumes of seed rapidly into local and export markets. "We could only do it because we have excellent people, systems and logistics, and substantial capabilities to deliver for the customer," says Barry Brook, General Manager International. Annual results were also well ahead on this side of the Tasman.

Across the Seeds business, the major focus remains on growing the market value of Wrightson proprietary cultivars, largely through increased recognition of the animal productivity gains they offer. Barry sees real potential in both New Zealand and Australia. "We know that farmers recognise the benefits of re-grassing. We just need to encourage them to do more of it," he says. Cultivars taken onto the market in recent years, including Maverick Gold, Feast II and Quartet, have really delivered benefits to farmers.

The benefits of new technology for coating seeds with fertiliser and pest protection are also starting to flow. Wrightson's recently imported seed coating plant has trebled coating capacity and lifted the quality of product. Coating is being consolidated at the Company's main Seeds Centre in Hornby, Christchurch – part of a continued focus on careful cost management.

"We are very well placed to identify training needs and deliver on them, working in partnership with other providers and employers," says Colin Spence, Group Manager Agriculture New Zealand Training. "Much of our focus is on the chronic shortage of skilled young people coming into farming."

The Company's Future Farmer programme, piloted in Taupo last year, is an intensive one-year induction for people moving into careers with Landcorp. "Future Farmer provides an intensive mix of classroom and practical learning that is very successful in bringing people, mostly from an urban background, into agriculture."

A new National Certificate in Farm Safety has been another successful pilot, with the Group training more than 300 Landcorp staff in this qualification over 2002/3.

Colin says there has been growth across all the programmes his Group is contracted to deliver ranging from livestock health and pest management, to organic horticulture and lifestyle block management. Agriculture New Zealand Training has around 100 trainers, including many part-timers also working in their fields of expertise.

Wanganui-based Colin is constantly on the move. "I work directly with our clients to figure out exactly what their training needs are and how we can best meet them," he says. In this, Colin and his team also gain insight into problems of farm worker recruitment. Over the past year, a recruitment service has been successfully piloted in Southland and now the prospects for a nationwide service are under investigation.

Agriculture New Zealand Training is strongly positioned to continue on its growth path, and to strengthen further its role as a key provider of skilled and knowledgeable staff to the agricultural sector.



Colin Spence
Group Manager
Agriculture New Zealand Training

Agriculture needs skilled and knowledgeable people working on the land. And meeting that need is a growth business for Wrightson subsidiary, Agriculture New Zealand Training. The business is now positioned as New Zealand's pre-eminent national agricultural training organisation, with trainee numbers growing by a third over the last year to reach 2,000.

KPMG

Audit Report

For the year ended 30 June 2003

To the shareholders of Wrightson Limited and its subsidiaries

We have audited the financial statements on pages 17 to 36. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2003. This information is stated in accordance with the accounting policies set out on pages 21 and 22.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2003 and the results of its operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the Company and Group in relation to general accounting services. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group. The firm has no other relationship with, or interest in, the Company or Group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records;
- the financial statements on pages 17 to 36:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2003 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 20 August 2003 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Statement of Financial Performance

For the year ended 30 June 2003

		Group		Parent	
	Note	2003 $000	2002 $000	2003 $000	2002 $000
Operating revenue					
Operating revenue from Wrightson activities	2	665,405	668,850	538,993	542,574
Equity accounted earnings of associates	3	(470)	450	-	-
		664,935	669,300	538,993	542,574
Operating surplus before interest and taxation	4	26,041	31,718	11,937	17,394
Net funding (cost)/benefit	5	(673)	(274)	1,041	850
Operating surplus before taxation		**25,368**	**31,444**	**12,978**	**18,244**
Taxation expense	6	(6,858)	(10,430)	(3,950)	(6,513)
Net surplus		**18,510**	**21,014**	**9,028**	**11,731**
Net surplus comprises					
Parent interest		18,475	21,164	9,028	11,731
Minority interest		35	(150)	-	-
		18,510	**21,014**	**9,028**	**11,731**
Net surplus attributable to parent company shareholders		**18,475**	**21,164**	**9,028**	**11,731**

Basic earnings per share were 13.6 cents for 2003, compared with 15.8 cents for 2002.

Statement of Movements in Equity

For the year ended 30 June 2003

	Note	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Total recognised revenues and expenses					
Net surplus					
Parent interest		18,475	21,164	9,028	11,731
Minority interest		35	(150)	-	-
		18,510	21,014	9,028	11,731
Movement in foreign currency translation reserve	9(a)				
Parent interest		170	(243)	-	-
Minority interest		13	94	-	-
		183	(149)	-	-
Revaluation of investments in subsidiary companies	9(b)	-	-	10,021	8,873
Realisation of investments in associate companies	9(c)(d)	(90)	-	(560)	450
		18,603	**20,865**	**18,489**	**21,054**
Contribution from owners					
Shares issued		587	77	587	77
Shares options granted		197	164	197	164
		784	**241**	**784**	**241**
Total distributions to shareholders					
Interim dividend of 3.5 cents per share (2002 3.5 cents)		(4,731)	(4,697)	(4,731)	(4,697)
Final 2002 dividend of 8.0 cents per share (2001 7.0 cents)		(10,738)	(9,390)	(10,738)	(9,390)
		(15,469)	**(14,087)**	**(15,469)**	**(14,087)**
Movements in equity for the period		**3,918**	**7,019**	**3,804**	**7,208**
Represented by;					
Equity at beginning of period					
Parent interest		120,502	113,427	120,635	113,427
Minority interest		698	754	-	-
		121,200	**114,181**	**120,635**	**113,427**
Equity at end of period					
Parent interest		124,372	120,502	124,439	120,635
Minority interest		746	698	-	-
		125,118	**121,200**	**124,439**	**120,635**
Movements in equity for the period		**3,918**	**7,019**	**3,804**	**7,208**

Statement of Financial Position

As at 30 June 2003

		Group		Parent	
	Note	2003 $000	2002 $000	2003 $000	2002 $000
EQUITY					
Capital	8	34,946	34,162	34,946	34,162
Retained surplus		88,208	85,202	66,612	73,053
Other reserves	9	1,218	1,138	22,881	13,420
Minority interest		746	698	-	-
Total equity		**125,118**	**121,200**	**124,439**	**120,635**
LIABILITIES					
Current	10	132,602	118,940	106,715	96,633
Non-current	11	1,508	2,577	18,824	17,303
Total liabilities		**134,110**	**121,517**	**125,539**	**113,936**
Total liabilities and equity		**259,228**	**242,717**	**249,978**	**234,571**
ASSETS					
Current	14	212,807	201,492	142,074	137,971
Non-current	15	46,421	41,225	107,904	96,600
Total assets		**259,228**	**242,717**	**249,978**	**234,571**

On behalf of the Board, 20 August 2003

John Palmer
Chairman

Allan Freeth
Managing Director

Statement of Cash Flows

For the year ended 30 June 2003

	Note	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Cash flows from operating activities					
Cash was provided from:					
Receipts from customers		691,772	717,626	534,121	558,346
Dividends		113	86	113	86
Interest		1,697	1,136	1,648	1,970
Cash was applied to:					
Payments to suppliers and employees		(653,391)	(682,289)	(507,625)	(547,317)
Interest		(1,755)	(266)	-	-
Income tax		(5,691)	(10,888)	(1,109)	(7,017)
Net cash flow from operating activities	17	32,745	25,405	27,148	6,068
Cash flows from investing activities					
Cash was provided from:					
Sale of fixed assets		241	326	223	175
Sale of investments		428	219	428	219
Cash was applied to:					
Net increase in finance receivables		(1,556)	(7,897)	-	-
Purchase of fixed assets		(5,475)	(8,890)	(4,014)	(6,259)
Purchase of investments		(6,381)	(1,770)	(6,381)	(1,814)
Increase in subsidiary capital		-	-	(500)	(3,000)
Net cash flow from investing activities		(12,743)	(18,012)	(10,244)	(10,679)
Cash flows from financing activities					
Cash was provided from:					
Shares/options issued		587	77	587	77
Advances from subsidiaries		-	-	6,318	7,264
Cash was applied to:					
Dividends paid		(15,469)	(14,087)	(15,469)	(14,087)
Net cash flow from financing activities		(14,882)	(14,010)	(8,564)	(6,746)
Net increase/(decrease) in cash held		5,120	(6,617)	8,340	(11,357)
Opening cash/(bank overdraft)		3,024	9,952	(2,226)	9,131
Effect of exchange rate change on cash		(120)	(311)		-
Closing bank		8,024	3,024	6,114	(2,226)
Comprises:					
Cash and deposits	14	21,131	13,867	15,003	7,004
Bank overdrafts – secured	10	(13,107)	(10,843)	(8,889)	(9,230)
Closing bank		8,024	3,024	6,114	(2,226)

Notes to the Financial Statements

For the year ended 30 June 2003

1. Statement of Accounting Policies

Basis of Preparation

These financial statements are presented in accordance with the Companies Act 1993 and have been prepared in accordance with the Financial Reporting Act 1993. The Parent Company's financial statements are for Wrightson Limited ('Wrightson') as a separate entity and the consolidated financial statements are for the Wrightson Group ('Group'), which includes all its subsidiaries and associate entities as disclosed in note 15(b).

The financial statements are based on the general principles of historical cost accounting, modified for the valuation of investments as noted below.

The following accounting policies, which affect the measurement of financial performance, financial position and cash flows, have been applied.

Principles of Consolidation

The consolidated financial statements are prepared from the financial statements of Wrightson and its subsidiaries using the purchase method.

The results of subsidiaries acquired or disposed of during the year are included in the Group Statement of Financial Performance from the date of acquisition or up to the date of disposal.

All material transactions between Group companies are eliminated on consolidation.

Operating Revenue

(i) Sales Revenue

Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

(ii) Investment Income

Investment income is recognised when earned. Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

For significant investments in associates, the Group's share of the net surplus or loss is recognised in the surplus before interest and taxation. Dividends received are credited to the carrying amount of the investment.

Foreign Currencies

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Transactions covered by short-term forward exchange contracts are translated at the exchange rate specified in those contracts. Monetary assets and liabilities arising from trading transactions are translated at closing rates or the appropriate forward contract rates where contracts are in place.

The Statements of Financial Position of foreign subsidiaries are converted to New Zealand dollars at the rate of exchange ruling at balance date. The Statements of Financial Performance of foreign subsidiaries are translated at rates approximating the exchange rate ruling at the dates of the transactions. Translation gains and losses are taken to the foreign currency translation reserve. The costs of forward exchange hedge contracts are amortised to earnings over the life of the contract. Unamortised hedging costs are held against the related asset or liability.

Investments

Investments in subsidiaries and associate entities are stated at their net asset values. Other investments are stated at the lower of cost or net realisable value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value.

The cost of fixed assets is the value of the consideration given to acquire the assets and the value of other directly attributable costs incurred in bringing the assets to the location and condition necessary for their intended service. Impairment in the value of a fixed asset is deemed to occur when the amount recoverable falls below its book value. The recoverable amount is calculated as the higher of net market value and 'value in use' (present value of future cash flows from the continuing use and final disposal of the asset).

Depreciation

Depreciation is calculated on a straight line basis to write off the cost or valuation of fixed assets to their estimated residual value over their expected useful lives. Expected useful lives, which are regularly reviewed, are (on a weighted average basis across the Group):

Buildings	40 years
Plant and equipment (includes computer hardware/software)	3 to 10 years
Land is not depreciated	

Inventories

Merchandise inventory, raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Merchandise inventory is valued on a weighted average cost basis.

Cost of wholesale seeds inventory comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition. Inventories include partially completed services rendered but not yet recognised as service revenue.

Receivables

Accounts receivable and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts. A general provision is maintained for unidentified future losses which are inherent in any receivables portfolio. The level of the general provision is determined having regard to economic conditions, the level of net receivable assets and other general risk factors.

All known losses are written off to earnings in the period in which it becomes apparent that the debts are not collectable.

Taxation

The taxation expense charged to the Statement of Financial Performance is the estimated liability in respect of the net surplus after allowance for permanent differences. This is the comprehensive basis for the calculation of deferred taxation. Future taxation benefits attributable to losses carried forward are recognised in the financial statements only where there is virtual certainty that the benefit of the losses will be utilised by the Group.

The provision for current taxation is the estimated amount owing at 30 June. Future taxation benefits attributable to timing differences are recognised in the financial statements only where there is virtual certainty that the benefits of the timing differences will be utilised by the Group. Where available Group tax offsets are utilised.

Intangible Assets

(i) Goodwill

The excess of cost over the fair value of the net assets of subsidiaries and associated entities is capitalised as goodwill on acquisition and amortised to the Statement of Financial Performance over the period during which benefits are expected to be derived. Discounts on acquisition arise to the extent that the fair value exceeds the purchase cost of subsidiaries and associate entities. This discount is applied proportionately against the fair value of non-monetary assets acquired. Where there are insufficient non-monetary assets, the discount is taken to earnings.

(ii) Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognised in the Statement of Financial Performance as incurred. Development expenditure is recognised as an asset and is stated at cost and amortised on a straight line basis over the period of expected benefits, not exceeding five years.

Research and development expenditure on the development of new seed cultivars is recognised in the Statement of Financial Performance as incurred. Development costs of seed cultivars are in the main indistinguishable from the cultivar research costs.

(iii) Patents and Trademarks

Patents and trademarks are stated at cost and amortised to the Statement of Financial Performance on a straight line basis over their estimated useful lives (8 years).

Share Capital

Share options are granted to senior executives as part of performance incentive schemes. The fair value of share options issued is recognised as a remuneration expense and a corresponding amount is recognised in equity. When options are exercised, the exercise price is recognised as equity. No financial assistance is given by the Company under the share option schemes.

Directors were issued share options under the Directors' Option Plan. These are included at cost in Capital.

Leasing Commitments

Expenditure arising from operating lease commitments is expensed to earnings in the period incurred. Where the benefits expected to be derived are lower than the unavoidable costs of the lease, a provision is recognised.

Statement of Cash Flows

Certain cash flows have been netted in order to provide more meaningful disclosure. Many of the cash flows are received and disbursed on behalf of clients and reflect the activities of the client rather than those of the Group.

These include livestock, real estate and wool transactions where the Group acts as agent.

Financial Instruments

The Group has entered into off-balance sheet interest rate hedging transactions and foreign exchange contracts for the purpose of reducing exposure to fluctuations in interest rates and foreign currencies. In respect of interest rate hedging transactions, the differential to be paid or received is accrued over the life of the transactions and is recognised as a component of interest expense over the same period as the underlying exposure.

Changes in Accounting Policies

The accounting policies of the Group have been applied on a basis consistent with those of the previous year.

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
2. Operating Revenue from Wrightson activities				
Sales Revenue:				
Trading sales to external customers	574,605	569,625	439,891	436,748
Commissions, rentals and fees	89,858	98,000	95,840	102,511
Inter Group sales	-	-	2,325	2,105
	664,463	667,625	538,056	541,364
Interest revenue	609	1,136	604	1,120
Dividend income:				
Dividends - associate companies	93	78	93	78
Dividends - other	20	8	20	8
	113	86	113	86
Gain on liquidation - associate company	220	3	220	4
Total operating revenue from Wrightson activities	665,405	668,850	538,993	542,574
3. Equity Accounted Earnings of Associates				
Genesis Research and Development Corporation Limited	(689)	-	-	-
The New Zealand Merino Company Limited	219	450	-	-
	(470)	450	-	-
4. Operating Expenses				
Operating Expenses include:				
Rental and operating lease costs	8,488	9,462	7,541	8,321
Research and development costs (note 4(a))	3,708	3,931	-	-
Depreciation				
Buildings	250	246	250	246
Plant and equipment	4,623	4,614	3,121	2,768
	4,873	4,860	3,371	3,014
Amortisation of intangible assets (note 4(b))				
Goodwill	628	632	228	232
Other	380	156	378	156
	1,008	788	606	388
Doubtful Debts				
Increase/(decrease) in provision for doubtful debts	(325)	(178)	(325)	(197)
Bad debts written off	311	396	263	359
	(14)	218	(62)	162
Loss/(profit) on sale of fixed assets	73	262	58	228
Foreign currency (profits)/losses	(174)	31	69	-
Auditors remuneration				
Audit fees KPMG	267	263	185	179
Other services provided by the auditors	61	256	31	254
	328	519	216	433
Directors' fees	293	249	293	249
Donations	44	1	44	1

(a) Research & development

Wrightson has entered into a research alliance arrangement for the year ended 30 June 2003 with Genesis Research and Development Corporation Limited. This is to undertake discovery based biotechnology testing on Wrightson-bred ryegrasses. Costs in 2003 were $635,000 (2002: $638,000).

(b) Goodwill amortisation

Existing goodwill is amortised on a straight line basis over periods of up to 10 years.

5. Net Funding (Cost)/Benefit

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
Net interest paid and payable:				
Bank loans	1,041	316	933	217
Hedging costs	52	5	-	4
	1,093	321	933	221
Net interest received and receivable:				
Money market deposits	98	410	98	410
Short term loans and bank overdrafts	322	(363)	472	(472)
Amounts received from Group companies	-	-	1,404	1,133
	420	47	1,974	1,071
Net funding (cost)/benefit	(673)	(274)	1,041	850

6. Taxation Expense

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
Surplus before taxation	25,368	31,444	12,978	18,244
Taxation at 33 percent	8,372	10,376	4,283	6,020
Adjusted for:				
Non-deductible expenses	699	450	497	258
Non-assessable income	23	(185)	(132)	(27)
Other net adjustments	(649)	(17)	(643)	(28)
Tax losses (recognised)/not recognised	(1,626)	(993)	-	-
	6,819	9,631	4,005	6,223
Net under/(over) provision in respect of prior years	39	799	(55)	290
Taxation expense	6,858	10,430	3,950	6,513
The taxation expense consists of:				
Current taxation	7,569	9,647	3,506	5,803
Deferred taxation	(711)	783	444	710
	6,858	10,430	3,950	6,513

Tax losses

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Unrecognised tax losses available for set off against future assessable income for Wrightson Seeds (Australia) Pty Limited:				
Tax losses	-	3,722		
Tax benefit	-	1,117		

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
7. Imputation Credit Account				
Balance as at 1 July	14,352	10,287	6,557	6,496
Taxation paid	5,202	10,556	370	6,529
Imputation credits attached to dividends received	170	42	170	42
Transfers, refunds and adjustments	(180)	(24)	(135)	(1)
Imputation credits attached to dividends paid	(7,159)	(6,509)	(7,159)	(6,509)
Balance as at 30 June	12,385	14,352	(197)	6,557
At balance date, the imputation credits available to shareholders of the Parent company are as follows:				
Through the Parent company	(197)	6,557		
Through subsidiaries	12,582	7,795		
	12,385	14,352		

In July 2002 Wrightson Limited and its 100% owned subsidiaries (with the exception of OneWool Limited, Wrightson Consortia Research Limited and Computer Aided Livestock Marketing (NZ) Limited) formed a Consolidated Group for income tax purposes. The Parent company imputation credit account will therefore, over time, be transferred into the Consolidated Group.

	Group/Parent		Group/Parent	
	2003 $000	2002 $000	2003 No. shares	2002 No. shares
8. Capital				
Paid in share capital (ordinary shares):	34,162	33,921	134,225,210	134,135,558
Shares issued	587	77	1,956,183	89,652
Share options issued	197	164	-	-
Capital	34,946	34,162	136,181,393	134,225,210

All shares carry equal voting rights and share equally in any surplus on the winding up of the company.

Wrightson Executive Share Option Plans

(a) Wrightson EVA Option Plan

Senior Executive remuneration previously included a bonus scheme based on Economic Value Added (EVA) performance measures with a portion of any bonus to be applied to the purchase of share options by the executive. The price for the options was calculated based on the Black Scholes pricing methodology at a fair market price taking into account the characteristics of the options. Options issued cannot be exercised for three years and expire ten years after they are issued. The price which is payable to exercise these options is set, initially, at 90% of the market price of a Wrightson share and escalates each year by 70% of the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2003 247,473 (2002: 247,473)

(b) Wrightson Executive Option Plan

In addition, Wrightson also operated an Executive Option Plan whereby certain key executives were granted a number of options to purchase ordinary shares in Wrightson. The plan permitted flexibility in the terms on which options were granted. Options granted under the plan may be exercised, subject to employment conditions, at specified times during the period commencing three years, and ending ten years, after the commencement date of the executive's participation in the plan. The exercise price payable is, initially, the market price of a Wrightson share but escalates by the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2003 250,000 (2002: 1,506,183)

(c) Wrightson Senior Executives Securities Plan

At the Annual Meeting in October 2000, a Senior Executives Securities Plan was approved whereby Executives incentive remuneration includes the issue of options and shares. The price applied to the options and shares is determined by an independent financial advisor using a recognised valuation methodology. Shares and options issued are subject to constraints for a restrictive period.

Total options granted at 30 June 2003	5,553,690	(2002: 6,233,690)
Total shares issued at 30 June 2003	14,609	(2002: 14,609)

(d) Wrightson Directors' Option Plan

At the Annual Meeting in November 1996, a Directors Option Plan was approved whereby Directors were required to utilise a portion of their base Director's fee to purchase options under the plan, or on election, to purchase ordinary shares (at the prevailing market price) in Wrightson. The price for the options was calculated based on the Black Scholes pricing methodology as a fair market price taking into account the characteristics of the options. Options issued cannot be exercised for three years and expire ten years after they are issued. The price which is payable to exercise these options is set, initially, at 90% of the market price of a Wrightson share and escalates each year by 70% of the Group's cost of equity less gross dividends paid.

Note: this plan is no longer operative and no further options will be issued.

Total options granted at 30 June 2003	139,000	(2002: 139,000)

Share options issued

	Number	Expiry date	Option price
(a) Wrightson EVA Option Plan	33,000	September 2005	$0.24
	31,763	September 2006	$0.19
	2,330	September 2008	$0.155
	180,380	August 2010	$0.031
	247,473		
(b) Wrightson Executive Option Plan	150,000	September 2006	Nil
	25,000	July 2007	Nil
	75,000	October 2007	Nil
	250,000		
(c) Wrightson Senior Executives Securities Plan	3,463,096	November 2007	Nil Exercise price $0.57
	2,070,594	August 2008	Nil Exercise price $1.13
	5,533,690		
(d) Wrightson Directors' Option Plan	139,000	March 2010	$0.045

The following shows the effect on earnings and asset backing per share if all options were to be exercised.

	Earnings per share	Asset backing per share
Current shares issued	13.6 cents	92 cents
Current shares issued and options exercisable	13.0 cents	88 cents

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
9. Other Reserves				
(a) Foreign currency translation reserve				
Balance as at 1 July	(132)	111	-	-
Movements during the year	170	(243)	-	-
Balance as at 30 June	38	(132)	-	-
(b) Subsidiary companies investment revaluation reserve				
Balance as at 1 July	-	-	11,805	2,932
Revaluation of investments	-	-	10,021	8,873
Balance as at 30 June	-	-	21,826	11,805
(c) Retained earnings in associate companies				
Balance as at 1 July	(89)	(89)	(101)	(101)
Realisation of investments	(16)	-	(16)	-
Balance as at 30 June	(105)	(89)	(117)	(101)
(d) Associate companies investment revaluation reserve				
Balance as at 1 July	604	604	961	511
Realisation of investments	(74)	-	(74)	-
Revaluation of investments	-	-	(470)	450
Balance as at 30 June	530	604	417	961
(e) Other capital reserves				
Balance as at 30 June	755	755	755	755
Total other reserves	**1,218**	**1,138**	**22,881**	**13,420**

10. Current Liabilities

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Bank overdrafts – secured (note 12)	13,107	10,843	8,889	9,230
Trade creditors	94,406	83,160	76,998	66,924
Accruals and other liabilities	14,838	12,723	11,825	9,844
Provisions (note 13)	9,547	12,214	7,026	8,823
Income tax payable	704	-	1,591	-
Amounts owing to subsidiaries	-	-	386	1,812
	132,602	118,940	106,715	96,633

11. Non-Current Liabilities

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Provisions (note 13)	1,508	2,577	1,508	2,577
Advances owing to subsidiaries	-	-	17,316	14,726
	1,508	2,577	18,824	17,303
(a) Summary of repayment terms – advances				
Due within:				
Non-specified period	-	-	17,316	14,726
	-	-	17,316	14,726
Weighted average interest rates on term liabilities				
Due within:				
Non-specified period	-	-	7.20%	7.20%

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
(b) Bank facilities				
Bank overdraft facilities				
Secured	10,000	10,000	10,000	10,000
Bank loan facilities (secured):				
Expire within:				
One year	30,000	30,000	30,000	30,000
Total lines of credit	40,000	40,000	40,000	40,000
Utilised:				
Bank overdraft – secured	13,107	10,843	8,889	9,230
	13,107	10,843	8,889	9,230
Unutilised	26,893	29,157	31,111	30,770

12. Secured Borrowings

The Parent company bank facilities of $40,000,000 (2002: $40,000,000) are secured over the assets of the Group.

13. Provisions

	Group 2003	Group 2002	Parent 2003	Parent 2002
Current:				
Employee entitlements (note 13(a))	6,937	8,669	5,666	7,167
Surplus property leases (note 13(b))	467	723	231	371
Loyalty reward programme (note 13(c))	934	1,144	934	1,144
Restructuring (note 13(d))	645	857	167	-
Other (note 13(e))	564	821	28	141
	9,547	12,214	7,026	8,823
Non-current:				
Employee entitlements (note 13(a))	317	382	317	382
Surplus property leases (note 13(b))	1,191	2,195	1,191	2,195
	1,508	2,577	1,508	2,577
(a) Provision for employee entitlements				
Balance as at 1 July	9,051	9,447	7,549	7,819
Additional provision made	6,785	7,417	5,696	6,573
Amount utilised	(7,959)	(7,646)	(6,651)	(6,843)
Unused provision reversed	(623)	(167)	(611)	-
Balance as at 30 June	7,254	9,051	5,983	7,549
Current	6,937	8,669	5,666	7,167
Non-current	317	382	317	382

The provision for employee entitlements relates to employee benefits such as accrued annual leave, long service leave and awards. The provision is affected by a number of estimates, including the expected length of service of employees and the timing of benefits taken. The long service policy has been terminated but existing obligations will be met over the period to 2011.

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
(b) Provision for surplus property leases				
Balance as at 1 July	2,918	4,574	2,566	3,264
Additional provision made	1,374	992	1,308	912
Amount utilised	(369)	(1,292)	(289)	(934)
Unused provision reversed	(2,265)	(1,356)	(2,163)	(676)
Balance as at 30 June	1,658	2,918	1,422	2,566
Current	467	723	231	371
Non-current	1,191	2,195	1,191	2,195

Due to restructuring of activities, the Group no longer occupies facilities which are subject to non-cancellable leases. Facilities are sublet where possible. For empty premises, and where subleased rental income is less than the rental expense being incurred, the net obligation under the lease agreement has been provided for. The lease liability will be incurred through to 2007.

	Group 2003	Group 2002	Parent 2003	Parent 2002
(c) Provision for loyalty reward programme				
Balance as at 1 July	1,144	930	1,144	930
Additional provision made	914	1,380	914	1,380
Amount utilised	(1,124)	(1,166)	(1,124)	(1,166)
Balance as at 30 June	934	1,144	934	1,144

A Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption.

	Group 2003	Group 2002	Parent 2003	Parent 2002
(d) Provision for restructuring				
Balance as at 1 July	857	795	-	-
Additional provision made	167	158	167	-
Amount utilised	-	(59)	-	-
Unused provision reversed	(379)	(37)	-	-
Balance as at 30 June	645	857	167	-

Wrightson has undertaken some structural changes over the last three years which are expected to be completed during the 2004 year. The provision provides for;

i) a rationalisation of the surplus capacity in the Group Grain and Seed business involving site closures and plant disposal

ii) organisational changes.

	Group 2003	Group 2002	Parent 2003	Parent 2002
(e) Other provisions				
Balance as at 1 July	821	-	141	-
Additional provision made	583	821	47	141
Amount utilised	(712)	-	(32)	-
Unused provision reversed	(128)	-	(128)	-
Balance as at 30 June	564	821	28	141

Other provisions are miscellaneous provisions that do not fall within the above categories and are not individually material. They include provisions for legal claims and disputes.

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
14. Current Assets				
Receivables (note 14(a))	110,961	106,159	87,952	85,828
Inventories (note 14(b))	73,777	73,408	32,181	37,433
Insurance broking deposit	6,938	6,900	6,938	6,900
Cash and deposits	21,131	13,867	15,003	7,004
Income tax refundable	-	1,158	-	806
	212,807	201,492	142,074	137,971

All monies transacted on account of the Group's insurance broking business are separately deposited in an insurance broking account in accordance with section 14 of the Insurance Intermediaries Act 1994.

(a) Receivables

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Accounts/finance receivables	108,098	104,745	85,489	83,325
Less provision for doubtful debts	(1,988)	(2,313)	(764)	(1,184)
Other receivables and prepayments	4,851	3,727	3,193	3,220
Amounts owing from subsidiaries	-	-	34	467
Total receivables	110,961	106,159	87,952	85,828

During the period receivables of $13.2 million were sold to the ANZ Banking Corporation Limited (ANZ), under a receivables purchase agreement. Amounts are sold to ANZ as a full transfer of the risks and rewards of ownership. In accordance with the terms of the agreement, 90% of the receivable has been derecognised in the Statement of Financial Position once initial payment is made. The remaining 10% of the sold receivable remains in the Statement of Financial Position as a receivable from ANZ, which is payable under the terms of the agreement once payment is received from the original Wrightson debtor.

Under the requirements of the sale and purchase contract there is limited operational recourse attached to the sold receivables. The directors consider that exercise of this recourse is remote.

(b) Inventories

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Merchandise/finished goods	68,615	63,762	32,181	37,433
Raw materials and work in progress	5,162	9,646	-	-
Total inventories	73,777	73,408	32,181	37,433

Certain trade inventories are purchased subject to restriction of title (Romalpa clause). These restrictions are met in the normal course of business by payment for the goods under the purchase terms of trade.

15. Non-Current Assets

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Fixed assets (note 15(a))	31,724	31,697	22,507	22,226
Investments (note 15(b))	6,736	2,265	81,208	70,130
Deferred taxation (note 15(c))	4,257	3,546	1,888	2,332
Intangible assets (note 15(d))	3,704	3,717	2,301	1,912
	46,421	41,225	107,904	96,600

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
(a) Fixed assets				
Cost:				
Land	3,515	2,778	2,533	2,585
Buildings	14,586	15,266	12,332	12,176
Plant and equipment	36,106	32,586	20,725	19,998
Total cost	54,207	50,590	35,590	34,759
Accumulated depreciation:				
Buildings	6,179	5,923	5,157	4,970
Plant and equipment	16,304	12,970	7,926	7,563
Total accumulated depreciation	22,483	18,893	13,083	12,533
Net book value:				
Land	3,515	2,778	2,533	2,585
Buildings	8,407	9,303	7,175	7,206
Plant and equipment	19,802	19,616	12,799	12,435
Total net book value	31,724	31,697	22,507	22,226

Fully depreciated fixed assets of $26,936,268 have been eliminated from cost and accumulated depreciation in 2003 (2002: $27,365,696). The aggregate of the latest government valuations of land and buildings carried out between 1994 and 2003 was $21,792,902 (2002: $22,774,766).

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
(b) Investments				
Investments in subsidiaries (i)	-	-	56,881	46,547
Investments in associate companies (ii)	6,736	2,265	6,641	2,169
Advances to subsidiaries	-	-	17,686	21,414
Total investments	6,736	2,265	81,208	70,130

(i) Subsidiaries

The principal subsidiary companies are as follows:

(a) The following subsidiary companies are wholly owned, have a 30 June balance date, and are involved in rural servicing activities:

Agriculture New Zealand Limited

Agri-feeds Limited

Computer Aided Livestock Marketing (NZ) Limited

OneWool Limited (formerly Wrightson Wool Investments Limited)

Wrightson Financial Services Limited

Wrightson Investments Limited

Wrightson Property Holdings Limited

Wrightson Seeds (Australia) Pty Limited

Wrightson Seeds Limited

Wrightson Consortia Research Limited (incorporated 29 November 2002)

(b) The subsidiary company Wrightson PAS is a Uruguayan company, 51% owned by Wrightson Investments Limited, with a 30 November balance date and involved in seed operations including facilitating the sales and service of New Zealand seed in Uruguay. Financial results are included for the year ended 30 June.

(ii) Associates

In addition to the associate investments listed below, investments in associate companies comprise primarily shareholdings in saleyard companies, the market value of which is difficult to determine. The Directors are of the view that with the exception of the following investments, the value of these interests is immaterial.

(a) **The New Zealand Merino Company Limited** – 35% shareholding acquired October 2001.
Investment book value 30 June 2003: $1,280,341 (2002: $1,292,709).
The company is involved in the processing and marketing of merino wool.

(b) **Genesis Research and Development Corporation Limited** - 15.41% shareholding acquired March 2003.
As the single largest shareholder and holder of two Genesis Board seats, Wrightson is in a position of significant influence.
Investment book value 30 June 2003: $4,626,919.
The company is involved in the biotechnology industry, with a particular focus on the health and plant sectors.

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
Carrying amount of associates				
Balance as at 1 July	2,265	1,120		
New investments	5,384	843		
Equity accounted earnings of associates	(470)	450		
Dividends from associates	(231)	-		
Disposal of associates	(212)	(148)		
Balance as at 30 June	6,736	2,265		
Equity accounted earnings of associates				
Surplus before income tax	(702)	672		
Income tax	232	(222)		
Total recognised revenues and expenses	(470)	450		
(c) Deferred taxation				
Balance as at 1 July	3,546	4,328	2,332	3,041
Current year (charges)	78	(782)	(444)	(709)
Reversal of prior year benefit	633	-	-	-
Balance as at 30 June	4,257	3,546	1,888	2,332
(d) Intangible Assets				
Goodwill (i)	1,967	2,595	569	797
Development costs (ii)	1,535	862	1,535	862
Patents/Trademarks	202	260	197	253
	3,704	3,717	2,301	1,912
(i) Goodwill				
Cost	2,950	2,950	1,152	1,152
Accumulated amortisation	(983)	(355)	(583)	(355)
	1,967	2,595	569	797
Balance as at 1 July	2,595	3,218	797	1,020
Goodwill arising on acquisition	-	9	-	9
Amortisation	(628)	(632)	(228)	(232)
Balance as at 30 June	1,967	2,595	569	797
(ii) Development costs				
Balance as at 1 July	862	-	862	-
Costs capitalised	995	962	995	962
Amortisation	(322)	(100)	(322)	(100)
Balance as at 30 June	1,535	862	1,535	862

Development costs have been incurred in the design and implementation of a Rural Supplies centralised logistics operation and an improved telecommunications network.

16. Financial Instruments

(a) Nature of activities and management policies with respect to financial instruments

(i) Foreign exchange risk

The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arise from these activities. It is the Group's policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $69,789,973 (2002: $46,365,505) for Group and $43,077,444 (2002: $35,647,961) for Parent. The cash settlement requirements of these contracts approximates the notional contract amount shown above.

(ii) Interest rate risk

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate.

There were no interest rate contracts at 30 June 2003 (30 June 2002: nil).

(iii) Credit risk

In the normal course of business, credit risk is incurred from trade debtors and transactions with financial institutions. There are no significant concentrations of credit risk. The Group has a credit policy to manage this risk. As part of the policy, limits on exposures have been set and are monitored on a regular basis. The Group does not require any collateral or security to support financial instruments.

The maximum exposure to credit risk arising from derivative financial instruments is as follows:

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
Amount receivable under foreign exchange contracts	16,813	17,312	12,044	12,648

(b) Fair value

The fair value of the following financial instruments differ from their carrying values shown in the Statement of Financial Position:

	Group			
Assets:	2003 Carrying Value $000	2003 Fair Value $000	2002 Carrying Value $000	2002 Fair Value $000
Forward foreign exchange contracts	-	1,503	-	1,138
Foreign exchange options	1,200	2,050	351	1,706
	Parent			
Assets:				
Forward foreign exchange contracts	-	1,165	-	928
Foreign exchange options	683	1,267	351	1,668

The methods used to estimate the fair values for each class of financial instrument are detailed below.

Foreign exchange contracts, interest rate options and interest rate swaps

The fair value of these instruments is based on the quoted market price of these instruments.

(c) Repricing analysis

Only the short-term deposits and borrowings at floating rates are interest rate sensitive.

17. Reconciliation of Surplus After Taxation With Net Cash Flow from Operating Activities

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Surplus after taxation	**18,510**	**21,014**	**9,028**	**11,731**
Add/(deduct) items classified as investing or financing activities:				
Net loss/(profit) on sale of fixed assets	73	262	58	228
Net loss/(profit) on sale of investments	220	3	220	4
	293	265	278	232
Add/(deduct) non-cash items:				
Depreciation	4,873	4,860	3,371	3,014
Intangibles amortisation	1,008	788	606	388
Increase/(decrease) in provision for doubtful debts	(298)	(454)	(420)	(197)
(Increase)/decrease in deferred taxation	(711)	782	444	709
Equity accounted earnings from associates	470	(450)	-	-
Other	710	438	172	130
	6,052	5,964	4,173	4,044
Add/(deduct) movement in working capital items:				
(Increase)/decrease in inventories	(711)	(1,694)	5,232	(4,138)
(Increase)/decrease in accounts receivables and prepayments	(3,362)	25,629	(3,168)	19,648
Increase/(decrease) in trade creditors	11,718	(25,122)	10,074	(27,843)
Increase/(decrease) in provisions and accruals	(1,612)	719	(886)	3,738
Increase/(decrease) in income tax payable/receivable	1,857	(1,370)	2,397	(1,344)
	7,890	(1,838)	13,669	(9,939)
Net cash flow from operating activities	**32,745**	**25,405**	**27,148**	**6,068**

18. Commitments

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
Commitments for capital expenditure at year end not provided for in the financial statements:	2,547	1,731	2,468	1,658

19. Contingent Liabilities

	Group 2003 $000	Group 2002 $000	Parent 2003 $000	Parent 2002 $000
There are contingent liabilities in respect of:				
Legal actions pending (i)	345	3,351	-	915
Guarantees (ii)	3,319	3,364	3,316	3,364
Wrightson Loyalty Reward Programme (iii)	2,750	2,150	2,750	2,150
	6,414	8,865	6,066	6,429

(i) Legal actions

In respect of the legal actions, the Group disputes any liability and has received legal advice supporting its position.

(ii) Guarantees

The guarantees are provided to a leasing company in respect of staff-owned business vehicles and to the banks for subsidiary company borrowings.

(iii) Wrightson Loyalty Reward Programme

The Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

(iv) Wrightson Retirement Plan

Wrightson Limited has a contingent liability to maintain actuarial soundness of the Wrightson Retirement Plan in terms of a Trust Deed dated 2 October 1995. A triennial review of the fund is completed by an independent actuary with the last review completed for the period ended 30 June 2002.
The review identified a past service deficit of $2.6 million as at 30 June 2002. Over the next ten years this deficit, if it persists, will be funded by an increased contribution by Wrightson Limited.

20. Operating Lease Commitments

The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at balance date are as follows:

	Group		Parent	
	2003 $000	2002 $000	2003 $000	2002 $000
Within one year	10,685	8,144	9,082	6,650
One to two years	9,106	5,988	7,745	4,809
Two to five years	14,576	11,167	12,997	8,895
Beyond five years	2,720	3,269	1,503	1,936
	37,087	28,568	31,327	22,290

21. Amounts Owing to/from Directors

Some directors use the Wrightson American Express credit card facility and/or have farming interests where they enter into transactions with the Group in the normal course of business for those farming operations. At 30 June 2003, $66,603 (2002: $59,249) was owed by Directors and $191,143 (2002: $127,176) was owed to Directors with Wrightson Limited monthly accounts.

22. Related Party Transactions

The Parent company has entered into certain transactions with its subsidiaries and associates. Material information is disclosed in notes 2, 3 and 4 (operating revenue from Wrightson activities, equity accounted earnings of associates and operating expenses). The subsidiary balances at year end are disclosed in notes 10 and 11 (current and non-current liabilities), notes 14 and 15 (current and non-current assets) and in the Statement of Financial Position. Details of subsidiaries and associates are disclosed in note 15(b) (investments).

Material transactions with associates:

(a) Genesis Research and Development Corporation Limited

Wrightson has entered into a research alliance arrangement for the year ended 30 June 2003 with the Genesis Research and Development Corporation Limited, to undertake discovery based biotechnology testing on Wrightson-bred ryegrasses. Costs in 2003 were $ 635,000 (2002: $638,000).

(b) The New Zealand Merino Company Limited

Wrightson provided logistics services to The New Zealand Merino Company Limited. The revenue from this in 2003 was $1.2 million (2002: $1.4 million).

23. Segment Information

(a) Industry segments

The Group operates predominantly in one industry segment, its primary business being the supply of products and services to the rural industry. These include:

- Real estate and insurance services
- Supply of seeds, grains and feed supplements
- Livestock marketing and supply
- Wool procurement, warehousing, marketing and export
- Rural merchandise
- Farm consultancy
- Forestry services
- Farm finance

(b) Geographic segments

The Group operates predominantly in New Zealand, with one business unit in Australia and a majority-owned company in Uruguay that represent less than 5% of Group revenue. The Australian business unit facilitates the export seed sales and services of New Zealand operations in addition to its own seed trading operations. Inter-segment pricing is determined on an arm's length basis.

	Region		Consolidated	
	2003 $000	2002 $000	2003 $000	2002 $000
Revenue derived from outside the Group				
New Zealand	643,726	648,057		
Australia	21,209	21,243		
Inter-segment revenue (eliminated on consolidation)				
New Zealand	26,986	26,759		
Australia	638	1,025		
Total revenue			664,935	669,300
Segment net surplus/(loss)				
New Zealand	14,886	17,899		
Australia	3,589	3,265		
Total net surplus			18,475	21,164
Segment assets				
New Zealand	241,877	229,835		
Australia	17,351	12,882		
Total assets			259,228	242,717

24. Events Subsequent to Balance Date

Subsequent to balance date, on 20 August 2003, the Directors declared a dividend of 8.0 cents per share, being a total dividend of $10.9 million. The dividend has not been recognised in the financial statements.

Disclosure of Interests by Directors

The following particulars of notices were given by Directors of the Company pursuant to section 140 (2) of the Companies Act 1993. (# interest ceased during the year.)

Director	Interest	Organisation
J.L. Palmer	Chairman	Air New Zealand Limited
		Nelson Fruit Services Limited
	Director	AMP Bank Limited
		Cold Storage Nelson Limited
		Genesis Research & Development Corporation Limited
		Saxton Fruit Limited
	Member	AMP New Zealand Advisory Board
P.E.A. Baines	Chairman	Tower Managed Funds Limited#
	Director	Comalco New Zealand Limited#
		Fletcher Building Limited
		Gough Gough & Hamer Limited
		Greenstone Fund Limited
		Reserve Bank of New Zealand
		Telecom Corporation of New Zealand Limited
		Upstart Capital Limited
D.J. Brownrigg	Director	Agfirst Pastoral (HB) Limited
		Brownrigg Agriculture Limited
		CFL Joint Venture Limited
		David & Jonathan Brownrigg Limited
		Farmax Limited
		Livestock Partner Limited
		On-Farm Research Limited
		Wagyu Breeders Limited
A.L. Freeth	Director	The New Zealand Merino Company Limited
		Genesis Research & Development Corporation Limited
	Trustee	Massey University Agricultural Research Fund
J.J. Grant	Chairman	New Zealand Meat Board
		Tulip International Limited
	Director	Compact Advisory
		Freesia Finance Limited
		Freesia Meat Holdings Limited
		Invest South Limited
		Primary Resources Limited
		Southern Flora (New Zealand) Limited
H.W. van der Heyden (resigned 31 December 2002)		Fonterra Co-operative Group Limited
A.M. Paterson	Chairperson	Electricity Complaints Commission
		Governing Board of the Centre for Research, Excellence, Growth and Development – University of Auckland
		Landcorp Farming Limited
	Director	Eldercare Limited
		Metrowater Limited
		Reserve Bank of New Zealand
		Tower Insurance Limited#
	Member	Market Surveillance Panel
Hon. Ruth Richardson	Chairman	I-cap Mezzanine Partners Limited
		I-cap Equity Partners Limited
		ICP Bio Limited#
		Jade Software Corporation Limited
		Kula Fund
	Director	Canterbury International Limited#
		Centre for Independent Studies
		Jade Direct (UK) Limited#
		Jade Direct Australia Pty Limited#
		Mont Pelerin Society
		Oyster Bay Marlborough Vineyards Limited
		Reserve Bank of New Zealand
		Ruth Richardson (NZ) Limited
		The New Zealand Merino Company Limited

In addition, J.L. Palmer, D.J. Brownrigg, J.J. Grant and Hon. Ruth Richardson advised that they each have interests in farming operations and may transact business with Wrightson Group companies on normal terms of trade.

Directors' Remuneration

The following persons held office as Director during the year to 30 June 2003 and received the following remuneration (including the value of any benefits):

	$
J.L. Palmer	$80,000
P.E.A. Baines	$32,000
D.J. Brownrigg	$36,500
A.L. Freeth (Managing Director)	$477,820
J.J. Grant	$32,000
H. W. van der Heyden (resigned 31 Dec 2002)	$16,000
A.M. Paterson	$33,500
Hon. Ruth Richardson	$38,000

Directors' Shareholdings		**30 June 2003**	**30 June 2002**
J.L.Palmer	Beneficially owned	181,925	164,925
P.E.A.Baines	Beneficially owned	70,000	70,000
	Share options beneficially owned	139,000	139,000
D.J.Brownrigg	Beneficial interest	47,500	47,500
	Beneficially owned	10,000	10,000
A.L.Freeth	Beneficially owned	14,500	64,500
	Share options beneficially owned	1,324,825	1,324,825
	Held by associated person	-	24,400
J.J.Grant	Beneficially owned	53,000	53,000
A.M.Paterson	Beneficially owned	45,871	45,871
Hon. Ruth Richardson	Beneficially owned	34,500	34,500

Directors' Share Transactions

The Directors of the Company have notified the Company of the following share transactions between 1 July 2002 and 30 June 2003.

Director	Transaction	Date	Number	Price per share
J.L.Palmer	Shares received through estate distribution	29 May 2003	17,000	Nil
A.L.Freeth	Shares sold	16 September 2002	50,000	$1.20
	Shares sold (associated person)	16 September 2002	24,400	$1.20

Directors' Indemnity and Insurance

In accordance with section 162 of the Companies Act 1993 and the Constitution of the Company, the Company has insured all its Directors against liabilities to other parties that may arise from their positions as Directors of the Company. This insurance does not cover liabilities arising from criminal actions and deliberate and reckless acts or omissions by the Directors.

Use of Company Information by Directors

No notices were received from Directors pursuant to section 145 of the Companies Act 1993 requesting to use Company information received in their capacity as Directors which would otherwise not have been available to them.

General Disclosures

Subsidiary Company Directors

The Boards of the Company's wholly owned New Zealand subsidiary companies consist entirely of executives of the Group. None of the subsidiary company Directors receives Directors' fees or other benefits as a Director. The following people have held office as Directors of wholly owned New Zealand subsidiary companies during the period from 1 July 2002 to 30 June 2003:

A.L. Freeth, S.D. White.

Employee Remuneration

Set out below are the numbers of employees of the Company and its subsidiaries who received remuneration and other benefits of $100,000 or more during the year, in their capacity as employees. Amounts paid include the employer's contributions to superannuation funds, retiring entitlements and payments to terminating employees (e.g. long service leave). Redundancy payments are not included. The schedule includes 17 Livestock staff who are remunerated on a commission basis and whose remuneration fluctuates materially from year to year.

Remuneration $	Number of employees	Remuneration $	Number of employees
100,000-110,000	9	200,001-210,000	4
110,001-120,000	12	210,001-220,000	5
120,001-130,000	13	220,001-230,000	1
130,001-140,000	3	230,001-240,000	1
140,001-150,000	2	260,001-270,000	1
150,001-160,000	4	270,001-280,000	1
170,001-180,000	4	290,001-300,000	1
180,001-190,000	4	330,001-340,000	1
190,001-200,000	2		

The Remuneration and Appointments Committee of the Company's Board approves the Group's remuneration policy. The Committee also approves the remuneration of the Managing Director and executives who report directly to the Managing Director.

Shareholder Information

Wrightson Limited is listed on the New Zealand Stock Exchange. As at 21 July 2003, Wrightson Limited had 136,181,393 ordinary shares on issue.

Substantial Security Holders

At 21 July 2003, the following security holders had given notice pursuant to section 26 of the Securities Amendment Act 1988 that they were substantial security holders in the Company as follows:

Shareholder	Number of shares	Date of notice
Marathon Asset Management Limited	11,474,800	2 April 2001
RD1.COM Limited	26,700,000	19 July 2001

Twenty Largest Registered Shareholders

The 20 largest shareholders in Wrightson Limited as at 21 July 2003 were:

Shareholder	Number of shares held	% of shares held
1. RD1 Limited	26,700,000	19.60%
2. National Nominees New Zealand Limited*	16,422,684	12.05%
3. Westpac Banking Corporation – Client Assets No. 2*	2,701,622	1.98%
4. The Trustees Executors and Agency Company of New Zealand*	2,573,223	1.88%
5. Forbar Custodians Limited – Resident	1,989,483	1.46%
6. Citibank Nominees (New Zealand) Limited*	1,151,720	0.84%
7. J S Underdown	929,500	0.68%
8. Soo York Chan	920,000	0.67%
9. Forbar Custodians Limited – PPM Medium	888,158	0.65%
10. Accident Compensation Corporation*	791,874	0.58%
11. Jarden Custodians Limited	600,000	0.44%
12. Forbar Custodians Limited – PPM Low	544,935	0.40%
13. N J Kaptein	500,000	0.36%
14. Lane Capital Group Limited	500,000	0.36%
15. J M Swan	473,780	0.34%
16. Guardian Trust Investment Nominees (RWT) Limited*	417,417	0.30%
17. G C and C Smith	400,000	0.29%
18. T J Holdings (Canterbury) Limited	382,800	0.28%
19. W S Green	376,389	0.27%
20. F M Brown	360,000	0.26%

* Shares held in the name of New Zealand Central Securities Depository Limited

Analysis of Shareholdings

Distribution of ordinary shares and shareholdings at 21 July 2003 was:

Size of holding	Number of shareholders	% of shareholders	Number of shares	% of shares
1 – 499	287	1.59%	76,458	0.05%
500 – 999	9,228	51.12%	4,871,079	3.58%
1,000 – 4,999	4,930	27.31%	10,677,768	7.84%
5,000 – 9,999	1,580	8.75%	9,840,337	7.23%
10,000 – 49,999	1,803	9.99%	30,874,415	22.67%
50,000 – 999,999	218	1.21%	28,302,604	20.78%
1,000,000 and over	6	0.03%	51,538,732	37.85%
Total	18,052	100.00%	136,181,393	100.00%

Registered addresses of shareholders as at 21 July 2003 were:

Address	Number of shareholders	% of shareholders	Number of shares	% of shares
New Zealand	17,374	96.24%	134,046,400	98.43%
Australia	490	2.72%	864,437	0.64%
Europe	81	0.45%	498,635	0.37%
Asia	52	0.29%	355,110	0.26%
USA/Canada	39	0.22%	351,793	0.26%
Pacific Islands	8	0.04%	19,952	0.01%
Other	8	0.04%	45,066	0.03%
Total	18,052	100.00%	136,181,393	100.00%

Corporate Governance

The Board of Wrightson is committed to acting with integrity and expects high standards of behaviour and accountability from all its officers and staff. Certain aspects are set out in more detail in a Corporate Code of Conduct.

The Board's primary objective is the creation of shareholder value through following appropriate strategies and ensuring effective and innovative use of Company resources in providing customer satisfaction. The Company will be a good employer and a responsible corporate citizen.

Corporate Governance Guidelines

1. Size of Board

The Constitution provides that there will be not less than three and not more than 10 Directors. The Board considers that between six and eight non-executive Directors is desirable for effective decision making.

2. Executive Directors

The Board has appointed the present Chief Executive as Managing Director. The Board does not propose to appoint other executives as Directors of the Company.

3. Tenure of Directors

The Constitution contains no provisions for compulsory retirement or a fixed tenure for Directors.

The Board formally reviews the performance of each Director prior to their being nominated for re-election. The general expectation will be support for nine to 12 years' service.

In addition, the Board will take into account such things as capacity to contribute special abilities or experience, and the need to obtain additional skills or fresh perspectives.

4. Chairman

The Chairman will be appointed by the Board from among the independent, non-executive Directors for a three-year term. The appointment will be reviewed by the remaining Directors at the end of each term.

5. Performance Evaluation

The Board will formally review the performance of the Chief Executive each year and will discuss his review of senior executives and succession planning.

The Board will also review its own performance as a group.

6. Board Committees

The Board will appoint from its members the following permanent Committees:

Audit Committee

- To interface with Management and the internal and external auditors and review the accounts of the Company.
- To oversee the Group management of operational risk and compliance.
- To oversee matters relating to the financial integrity of the Company.

Remuneration and Appointments Committee

- To review the Board governance guidelines, the performance of the Board and its membership structure, consequent to full Board discussion.
- To identify potential candidates for Board appointment and arrange for the effective induction of new Directors into the affairs of the Company.
- To undertake the performance appraisal of the Chief Executive and review the appraisal of direct reports to the Chief Executive.
- To review compensation policy and procedures, including employee benefits and superannuation, and recommend to the Board remuneration changes for the Chief Executive and direct reports.
- To review succession planning and senior management development plans.

The Committees will be made up of non-executive Directors and each Committee will have a detailed charter. Senior management will be invited to attend as is considered appropriate.

The Committees may appoint advisors as they see fit.

Membership of Board Committees was reviewed in 2002.

7. Conflicts of Interest

A Director is required to disclose to the Board any actual or potential conflicts of interest. Except where required by the Companies Act 1993, the Director may not vote on the matter or be counted in the quorum. The Director may attend the meeting unless two-thirds of those present request otherwise.

Conflicts of interest may arise:

- where the Director is indirectly or directly involved in the matter;
- where it may not be possible to give the Company undivided loyalty because of a Director's relationship with others involved, and;
- where a Director's views are fettered under an arrangement that limits free exercise for the Company's benefit.

8. Outside Directorships

Before accepting any outside company directorships, senior management will seek the approval of the Chairman.

9. Independent Directors

All non-executive Directors of the Board qualify as independent Directors.

10. Insider Trading

The Company has a detailed insider trading policy applying to all Directors and staff which incorporates all insider trading regulatory restraints. Outside the legislated non-trading periods, Directors and senior officers are able to trade in Company shares in accordance with that policy except when they are in possession of price-sensitive information not available to the market.

11. Meeting of Non-Executive Directors

At least once a year, the non-executive Directors will meet separately to discuss any matters of common interest relating to the Board and Management. Such a meeting may include a discussion with the Chief Executive on nominated topics.

12. Annual Review

A review of Wrightson's Corporate Governance processes and procedures will be completed on an annual basis.



Shareholder inquiries about transactions, changes of address or dividend payments should be directed in the first instance to Computershare Investor Services Limited, telephone 64 9 488 8777.

Corporate Directory

Board of Directors

John Palmer (Chairman)
Allan Freeth (Managing Director)
Paul Baines
David Brownrigg
Jeffrey Grant
Alison Paterson
Hon. Ruth Richardson
Henry van der Heyden*

*Appointed August 2001, resigned December 2002

Managing Director

Allan Freeth

Chief Financial Officer

Simon White

Company Secretary

David Parker

Registered Office

Wrightson House
14 Hartham Place
Porirua

Postal Address

PO Box 50 240
Porirua
Telephone: 64 4 238 0335
Facsimile: 64 4 238 0285
Website: www.wrightson.co.nz

Auditors

KPMG
KPMG Centre
135 Victoria Street
Wellington
PO Box 996
Wellington

Solicitors

Chapman Tripp Sheffield Young
AMP Centre
1 Grey Street
Wellington
PO Box 993
Wellington

Share Registry

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Auckland
Private Bag 92 119
Auckland 1020
Shareholder inquiries:
Telephone 64 9 488 8777



Wrightson